ENCORE ENERGY PARTNERS LP
5847 San Felipe, Suite 3000
Houston, Texas 77057

January 28, 2011
VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4628

Re:          Encore Energy Partners LP
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-33676

This memorandum sets forth the responses of Encore Energy Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 30, 2010 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed with the Commission on February 25, 2010 (File No. 001-33676).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Principal Customers, page 8

1.
We note your disclosure that your largest purchaser was Marathon Oil Corporation and that it accounted for 43% of your total sales of production.  We also note your disclosure that the loss of any one purchaser “would not have a material adverse effect on [y]our ability to market [y]our oil and natural gas production” (emphasis added).  Please file any material contracts with respect to such sales, or tell us why you are not required to file them.  See Item 601(b)(10) of Regulation S-K.

Response:

The Partnership is not substantially dependent upon any production sales agreement.  The Partnership’s production sales agreements have terms less than one year, have been made in the ordinary course of business, and call for month-to-month pricing.  Although 43% of the Partnership’s sales were marketed to Marathon Oil Corporation (“Marathon”) during 2009, other purchasers were available had Marathon been unable to purchase the Partnership’s production of crude oil or natural gas.  Moreover, the Partnership’s contract with Marathon is month-to-month, is priced at market indexed prices, and has not pre-determined volume requirements.  Due to the high demand and fungible nature of crude oil and natural gas and the availability of numerous purchasers in the Partnership’s areas of operations, the Partnership does not believe the loss of any single purchaser would have a material adverse impact in the marketing of its crude oil or natural gas.

The Partnership refers the Staff to page 7 of the 2009 Form 10-K, which states, “Our production sales agreements generally contain customary terms and conditions for the oil and natural gas industry, provide for sales based on prevailing market prices in the area, and generally have terms of one year or less.”  Based on the foregoing, the Partnership respectfully submits that such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 123

2.
Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your general partner’s directors should serve as such in light of your business and structure.  See Item 401 of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and respectfully submits that it will augment the disclosure regarding each of the general partner’s directors to comply with Item 401 of Regulation S-K in the Partnership’s upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.  During 2010, all but one of the directors of the Partnership’s general partner resigned as disclosed on the Partnership’s Current Reports on Form 8-K filed with the Commission on September 10, 2010, September 10, 2010, and January 3, 2011.  Therefore, the Partnership has provided with this letter, as Exhibit A, revised and expanded disclosure regarding the one continuing director of the Partnership’s general partner, largely taken from page 126 of the 2009 Form 10-K under the heading Part III—Item 10 “Directors, Executive Officers and Corporate Governance––Directors and Executive Officers of Our General Partner,” in order to provide the Staff with an example of how the Partnership proposes to augment such disclosure regarding each of the directors of the Partnership’s general partner to comply with the Staff’s comment in the Partnership’s upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Exhibit A is a black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

3.	Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past 10 years.

Response:

The Partnership respectfully submits that the disclosures required by Item 401(f) of Regulation S-K are not applicable to the Partnership.  To the best knowledge of the Partnership, none of the executive officers or directors of the Partnership have had any involvement in the legal proceedings required to be disclosed pursuant to Item 401(f) of Regulation S-K within the past ten years.  The Partnership acknowledges its obligation to disclose the information required by Item 401(f) of Regulation S-K and will continue to comply with these disclosure obligations in the Partnership’s future filings on Form 10-K.

Certain Relationships and Related Transaction, and Director Independence, page 137

Administrative Services Agreement, page 138

4.
We note your disclosure that “Encore Operating has substantial discretion in determining which third-party expenses to incur on [y]our behalf,” which you are obligated to reimburse.  Please revise your disclosure to provide in necessary detail the considerations Encore Operating makes in respect of such third-party expenses.  For example, you may include the percentage of such expenses that you reimburse.

Response:

The Partnership respectfully refers the Staff to pages 16 and 28 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the Commission on November 8, 2010 in which the Partnership has removed the language “Encore Operating has substantial discretion in determining which third-party expenses to incur on our behalf.”  The Partnership proposes that this language will also be excluded from similar disclosures in its future applicable reports filed with the Commission, beginning with its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

The Partnership submits that it reimburses Encore Operating for all expenses incurred on its behalf by Encore Operating and that such expenses are incurred in the ordinary course of business and refers the Staff to page 113 of the 2009 Form 10-K where a table of the amounts reimbursed to Encore Operating for these third-party expenses is provided for each of the three years in the period ended December 31, 2009.

Policies and Procedures for Approval of Related Person Transactions, page 138

5.	Please provide all the information required by Item 404(b) of Regulations S-K in respect of your policies and procedures, including:

•	the standards to be applied pursuant to such policies and procedures;

•	the persons or groups of persons on your general partner’s board of directors or otherwise who are responsible for applying such policies and procedures; and

•	a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Response:

The Partnership has provided with this letter, as Exhibit B, revised and expanded disclosure, largely taken from pages 138 and 139 of the 2009 Form 10-K under the heading Part III—Item 13 “Certain Relationships and Related Transactions, and Director Independence––Policies and Procedures for Approval of Related Person Transactions,” in order to provide the Staff with an example of how the Partnership proposes to augment such disclosure to comply with the Staff’s comment in the Partnership’s upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Exhibit B is a black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Glossary, page ii

6.
Please revise your definition of proved undeveloped reserves so it is consistent with the SEC definition of proved reserves and undeveloped reserves as found in the definition section in Rule 4-10(a)(22), (26) and (31) of Regulation S-X.

Response:

The Partnership respectfully submits to modify these definitions in future filings to be consistent with Rule 4-10(a)(22), (26), and (31) of Regulation S-X as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well, is acreage that is allocated or assignable to producing wells or wells capable of production. For a complete definition of developed oil and gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(6).

Production costs are costs incurred to operate and maintain our wells and related equipment and facilities.  For a complete definition of production costs, please refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.  For a complete definition of proved oil and gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  For a complete definition of undeveloped oil and gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(31).

Business and Properties, page 1

Acreage, page 6

7.	We note that you have provided information regarding your gross and net acreage. Please provide the information required by Item 1208(b) of Regulation S-K, or tell us why it is not applicable.

Response:

The Partnership respectfully feels that its disclosures regarding gross and net acreage on page 6 of the 2009 Form 10-K are in full compliance with Item 1208(b) of Regulation S-K.  The table provided on page 6 shows gross and net undeveloped acreage in each of the Partnership’s areas of operations.  In addition, the introduction to said table states, “As of December 31, 2009, our undeveloped acreage in the Permian Bain represented approximately 58 percent of our total net undeveloped acreage”, which provides an indication of acreage concentrations.  The requirement of Item 1208(b) of Regulation S-K to disclose minimum remaining lease terms is not applicable to the Partnership as all of its leases are held by production as stated in the introductory paragraph to the table on page 6.

Delivery Commitments and Marketing Arrangements, page 7

8.	Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Response:

The Partnership respectfully submits that disclosures required by Item 1207 of Regulation S-K are not applicable to the Partnership because it sells its oil and natural gas production on a month-by-month basis and therefore had no material ongoing commitments to deliver fixed and determinable quantities of oil or natural gas at December 31, 2009.  The Partnership refers the Staff to page 7 of the 2009 Form 10-K, which states, “Our production sales agreements generally contain customary terms and conditions for the oil and natural gas industry, provide for sales based on prevailing market prices in the area, and generally have terms of one year or less.”  The Partnership also submits to the Staff that it has been able to fulfill all delivery commitments in each of the three years in the period ended December 31, 2009.

The Partnership also proposes to include a statement specifically stating that it does not have any ongoing commitments in its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Proved Reserves, page 11

9.
We note your disclosure that all of your proved undeveloped reserves (PUDS) are scheduled to begin drilling within the next five years.  We also note your press release dated September 2, 2010 where you state that you and Denbury Resources have terminated the previously announced consideration of a sale or other asset transaction between Denbury and you regarding the Elk Basin field.  The release goes on to say that this process had been initiated due to the substantial future capital requirements to flood that field as a possible CO2 tertiary project and no agreement could be reached on the value of the potential tertiary reserves.  If you do not have the capital to develop these reserves and are planning to sell them they should not remain in the proved category if any of them are so classified.  We note that 40% of your oil PUDs are in the Big Horn Basin.  Please tell us how many of those reserves are in the Elk Basin field and are classified as proved undeveloped due to a possible CO2 tertiary project.  As you do not appear to have converted many PUDs to producing in the last several years, please disclose this information as required in Item 1203.

Response:

The Partnership respectfully submits that it has not booked any PUDs related to possible CO2 tertiary projects.  The Partnership also submits the disclosures required by Item 1203 of Regulation S-K are immaterial to its proved undeveloped reserves.  As stated on page 11 of the 2009 Form 10-K, PUDs accounted for only 8.5% of its total proved reserves as of December 31, 2009.

The Partnership proposes to disclose to capture (1) any material changes in PUDs that occurred during the year, including and PUDs converted into proved developed reserves, and (2) any investments or progress made during the year to convert PUDs to proved developed reserves, including, but not limited to capital expenditures, in its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Internal Controls Over Reserves Estimates, page 11

10.
You state here and on pages 115 and 116 that guidelines established by the SEC were used to prepare these reserve estimates.  Rule 4-10 of Regulation S-X and Items 1201 through 1208 of Regulation S-K and other SEC reserve related rules are not guidelines but rules and regulations that you are required to follow.  Please revise your document accordingly.

Response:

The Partnership acknowledges the Staff’s comment and respectfully proposes to replace “guidance” with “rules and regulations” when referring to SEC reserve related rules in its future filings.

11.
We note your disclosure indicating that your estimates of proved reserves were prepared by your third party petroleum engineering firm “in accordance with generally accepted petroleum engineering principles.”  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering principles.  We note that your third party engineer does not use such language in their report filed as Exhibit 99.1.  Please revise your disclosure or refer us to a source of this compilation of principles.

Response:

The Partnership respectfully submits that the use of the phrase “generally accepted petroleum engineering principles” is intended to convey that its reserve estimates are to be and have been prepared using standard engineering and geoscience procedures and methods used in the petroleum industry.  In the February 19, 2007, publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and natural gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website:

http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

Beyond the SPE 2007 Standards, Miller and Lents, Ltd. (“M&L”) and the Partnership are also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.”  Both entities generally look to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

The estimates shown in the reports of M&L included as Exhibit 99.1 to the 2009 Form 10-K were prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.  The Partnership’s third-party independent petroleum engineers and geologists will include reference to the SPE 2007 Standards in future applicable reports filed with the Commission, beginning with its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Oil and Natural Gas Producing Activities, page 115

12.
We note your disclosure related to the changes to your proved reserves.  Please disclose the changes to your proved undeveloped reserves, including conversion to developed status, as required by Item 1203(b) of Regulation S-K.

Response:

The Partnership respectfully submits the disclosures required by Item 1203(b) of Regulation S-K are immaterial to its proved undeveloped reserves.  As stated on page 11 of the 2009 Form 10-K, PUDs accounted for only 8.5% of its total proved reserves as of December 31, 2009.

Exhibit 23.2

13.
We note the statement that the report is “for the exclusive use of Encore Energy Partners LP.”  Please obtain and file a revised version that retains no language that could suggest either a limited audience or a limit on potential investor reliance on the report.

Response:

The Partnership acknowledges the Staff’s comment and will insure such language is removed from its third-party independent petroleum engineers and geologists consent beginning with its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

Exhibit 99.1

14.	Please ask Miller and Lents, Ltd., your independent third-party engineer, to revise its report to comply with the following items under Item 1202(a)(8) of Regulation S-K:

•	The proportion of your total reserves covered by the report, as required by Item 1202(a)(8)(iii) of Regulation S-K.

Response:

The Partnership respectfully submits that the M&L report covers 100% of the Partnership’s proved reserves as of December 31, 2009.  The Partnership acknowledges the Staff’s comment and has confirmed with M&L that they will disclose the percentage of the Partnership’s total proved reserves that are covered in their future applicable reports filed with the Commission, beginning with the Partnership’s upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

•
A description of the assumptions, data, methods, and procedures used in connection with the preparation of the reports, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.

Response:

The Partnership respectfully advises the Staff that the primary economic assumptions used in the preparation of its proved reserve estimates are described pages 3 and 4 of M&L’s report filed as Exhibit 99.1 to the 2009 Form 10-K.  An excerpt of this discussion is provided below for the Staff’s reference:

“Proved producing reserves were based primarily on extrapolation of historical performance trends.  In those wells producing at high water-cuts, water-oil ratios versus cumulative production trends were used to estimate reserves.  We relied mainly on production rate versus time decline curves.  Estimates and projections for proved nonproducing and proved undeveloped reserves were based on volumetric calculations or analogies.  Reserves estimates from analogies and volumetric calculations are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In conducting this evaluation, we relied upon production histories, well test data, well logs, and other engineering and geological data supplied by ENP.  To a lesser extent, non-confidential data existing in the files of Miller and Lents, Ltd. and data from commercial services and of public record were used.  The operating expenses, ownership interests, reversion provisions, current payout status, and product prices were provided by ENP.  We also relied upon ENP’s representations to us of planned schedules and the estimated costs for future well work.  None of this information was independently verified as such was beyond the scope of our assignment.”

•	A discussion of the possible effects of regulation on your ability to recover the reserves.

Response:

The Partnership respectfully refers the Staff to paragraph 2 on page 4 of M&L’s report filed as Exhibit 99.1 to the 2009 Form 10-K, which states, “Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.”

•	A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

Response:

The Partnership respectfully refers the Staff to paragraph 2 on page 4 of M&L’s report filed as Exhibit 99.1 to the 2009 Form 10-K, which states, “The evaluations presented in this report, with the exception of those parameters specified by others, reflect our informed judgment based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information.”

15.	Please provide the basis for not filing the charts and exhibits referenced in the report.

Response:

The Partnership acknowledges the Staff’s comment and will insure such charts and exhibits are included  in its third-party independent petroleum engineers and geologists report beginning with its upcoming Annual Report on Form 10-K for fiscal year ended December 31, 2010.

16.
We note the statement that the evaluations in the report reflect Miller and Lents, Ltd.’s “informed judgment based on accepted standards of professional investigation.”  We are not aware of an official industry compilation of such “accepted standards of professional investigation.”  With a view towards possible disclosure, please explain to us the basis for concluding that such standards have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such standards.  In addition, please clarify what is meant by “professional investigation.”

Response:

“Professional investigation” in this context generally refers to the standards used in petroleum engineering reserve evaluation such as the standards on the Society of Petroleum Engineers (“SPE”) website.  A copy of these standards are available for reference at the following website:

http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

_______________________________

The Partnership hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact me at (832) 327-2258.

Sincerely,

                                 /s/ Richard A. Robert
                                  Richard A. Robert
                                  Executive Vice President
                                  and Chief Financial Officer
                                  Encore Energy Partners GP LLC

Exhibit A*

The Partnership would propose to replace the disclosure provided in the first two paragraphs of Part III—Item 10 under the heading “Directors, Executive Officers and Corporate Governance—Directors and Executive Officers of Our General Partner—Executive Officers” on page 124 of the 2009 Form 10-K with the following paragraphs:

John E. Jackson has been a director of our general partner since February 2008.  Mr. Jackson served as Chairman, Chief Executive Officer, and President of Price Gregory Services, Inc. (a pipeline-related infrastructure service provider in North America) from February 2008 until its sale on October 1, 2009.  Mr. Jackson has served as a director of Exterran Holding, Inc. (formerly Hanover Compressor Company) since July 2004 and served as Hanover’s President and Chief Executive Officer from October 2004 to August 2007.  Mr. Jackson joined Hanover in January 2002 as Senior Vice President and Chief Financial Officer.  Mr. Jackson also serves as a director of Seitel, Inc.  We believe that Mr. Jackson brings to the board a valuable knowledge of the energy industry in which we operate due to his extensive background as both an executive officer and director of a large publicly held energy services company.

*The underlined text has been inserted, and the strikethrough text has been deleted.

Exhibit B*

The Partnership would propose to replace the disclosure provided in the first two paragraphs in Part III—Item 13 under the heading “Certain Relationships and Related Transactions, and Director Independence––Policies and Procedures for Approval of Related Person Transactions” on pages 138-139 of the 2009 Form 10-K with the following paragraphs:

The board of directors of our general partner has adopted a policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved, or ratified.  The policy applies to any transaction in which:

•	ENP is a participant;

•	any related person has a direct or indirect material interest; and

•	the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K.

Further information required for this item is provided in Part III—Item 10 under the heading “Directors, Executive Officers and Corporate Governance—Directors and Executive Officers of Our General Partner—Board Committees—Conflicts Committee” and Note 11, Related Party Transactions, included in the notes to the audited consolidated financial statements included in Part II—Item 8 “Financial Statements and Supplementary Data.”

*The underlined text has been inserted, and the strikethrough text has been deleted.